Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144409

UNITED STATES 12 MONTH NATURAL GAS FUND, LP

Supplement dated February 29, 2012

to

Prospectus dated April 29, 2011 as amended December 30, 2011 and January 29, 2012

This supplement contains information, which amends, supplements or modifies certain information contained in the Prospectus of United States 12 Month Natural Gas Fund, LP dated April 29, 2011 as amended December 30, 2011 and January 29, 2012. Please read it and keep it with your Prospectus for future reference.

Cover Page

The second and third paragraphs are replaced with the following:

US12NG will continuously offer creation baskets consisting of 50,000 units to authorized purchasers through ALPS Distributors, Inc., which is the marketing agent. A list of US12NG’s current authorized purchasers is available from the marketing agent. Through May 1, 2012, authorized purchasers will pay a transaction fee of $350 for each order placed to create one or more baskets. Beginning on May 2, 2012 and after, authorized purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. The units are listed on the NYSE Arca under the symbol “UNL.”

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Authorized purchasers may purchase creation baskets of 50,000 units. The per unit price of units on a particular day will be the total net asset value of US12NG calculated shortly after close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding units.

Prospectus Summary (pages 1-12)

The second paragraph on page 1 located in the “Overview of US12NG” section is replaced with the following:

US12NG continuously offers baskets consisting of 50,000 units (“Creation Baskets”) to “Authorized Purchasers” through ALPS Distributors, Inc., which is the “Marketing Agent” for US12NG. An Authorized Purchaser, in turn, may offer to the public units of any baskets it creates. The units trade on the NYSE Arca at prices that may be lower or higher than the net asset value (“NAV”) per unit. US12NG commenced operations on November 18, 2009 and its units trade on the NYSE Arca under the ticker symbol “UNL.”

Prospectus Summary (pages 1-12)

The first sentence of the second full paragraph on page 4 located in the “Overview of US12NG” section is replaced with the following:

US12NG creates units only in blocks of 50,000 units called Creation Baskets and redeems units only in blocks of 50,000 units called Redemption Baskets. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units or less.

Prospectus Summary (pages 1-12)

The “Note to Secondary Market Investors” on page 5 located in the Prospectus Summary section is replaced with the following:

Note to Secondary Market Investors: The units can be directly purchased from or redeemed by US12NG only in Creation Baskets or Redemption Baskets, respectively, and only by Authorized Purchasers. Each Creation Basket and Redemption Basket consists of 50,000 units and is expected to be worth millions of dollars. Individual investors, therefore, will not be able to directly purchase units from or redeem units with US12NG. Some of the information contained in this prospectus, including information about buying and redeeming units directly from and to US12NG is only relevant to Authorized Purchasers. Units are listed and traded on the NYSE Arca and may be purchased and sold and individual units. Individuals interested in purchasing units in the secondary market should contact their broker. Units purchased and sold through a broker may be subject to commissions.

Except when aggregated in Redemption Baskets, units are not redeemable securities. There is no guarantee that units will trade at or near the per-unit NAV.

Prospectus Summary (pages 1-12)

The second paragraph of “The Units” section on page 5 is replaced with the following:

This is a continuous offering under Rule 415 of the 1933 Act and is not expected to terminate until all of the registered units have been sold or three years from the date of the prospectus, whichever is earlier, although the offering may be temporarily suspended during such period when suitable investments for US12NG are not available or practicable. It is anticipated that when all registered units have been sold pursuant to this registration statement, additional units will be registered in subsequent registration statements. As discussed above, the minimum purchase requirement for Authorized Purchasers is a Creation Basket, which consists of 50,000 units. Under the plan of distribution, US12NG does not require a minimum purchase amount for investors who purchase units from Authorized Purchasers. There are no arrangements to place funds in an escrow, trust, or similar account.

Breakeven Analysis (page 9)

Footnote 2 of the Breakeven Analysis is amended as follows. The change in the footnote did not change the number in the corresponding table:

2)	Through May 1, 2012, Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. Beginning on May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. An order must be at least one basket, which is 50,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/50,000).

The Offering (page 10)

The Offering provision under the heading “The Offering” is deleted and replaced with the following:

US12NG is offering Creation Baskets consisting of 50,000 units through ALPS Distributors, Inc. (“Marketing Agent”) as marketing agent to Authorized Purchasers. Authorized Purchasers may purchase Creation Baskets consisting of 50,000 units at US12NG’s NAV.

How Does US12NG Operate? (pages 64-67)

The second full paragraph on page 67 is replaced with the following:

The units issued by US12NG may only be purchased by Authorized Purchasers and only in blocks of 50,000 units called Creation Baskets. The amount of the purchase payment for a Creation Basket is equal to the aggregate NAV of the units in the Creation Basket. Similarly, only Authorized Purchasers may redeem units and only in blocks of 50,000 units called Redemption Baskets. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units or less. The amount of the redemption proceeds for a Redemption Basket is equal to the aggregate NAV of units in the Redemption Basket. The purchase price for Creation Baskets, and the redemption price for Redemption Baskets are the actual NAV calculated at the end of the business day when a request for a purchase or redemption is received by US12NG. The NYSE Arca publishes an approximate NAV intra-day based on the prior day’s

NAV and the current price of the Benchmark Futures Contract, but the price of Creation Baskets and Redemption Baskets is determined based on the actual NAV calculated at the end of each trading day.

What is US12NG’s Investment Strategy? (pages 67-68)

The second paragraph of “What is US12NG’s Investment Strategy” on page 67 is replaced with the following:

As an example, assume that a Creation Basket is sold by US12NG, and that US12NG’s closing NAV per unit is $50.00. In that case, US12NG would receive $2,500,000 in proceeds from the sale of the Creation Basket ($50.00 NAV per unit multiplied by 50,000 units, and ignoring the Creation Basket fee). If one were to assume further that the General Partner wants to invest the entire proceeds from the Creation Basket in the Benchmark Futures Contracts and the market value of the Benchmark Futures Contracts is $48,250, US12NG would be unable to buy the exact number of Benchmark Futures Contracts with an aggregate market value equal to $2,500,000. Instead, US12NG would be able to purchase 51 Benchmark Futures Contracts with an aggregate market value of $2,460,750. Assuming a margin requirement equal to 10% of the value of the Benchmark Futures Contract, US12NG would be required to deposit $246,075 in Treasuries and cash with the futures commission merchant through which the Benchmark Futures Contracts were purchased. The remainder of the proceeds from the sale of the Creation Basket would remain invested in cash, cash equivalents, and Treasuries as determined by the General Partner from time to time based on factors such as potential calls for margin or anticipated redemptions.

Marketing Agent and Authorized Purchasers (pages 84-85)

The first paragraph of the “Marketing Agent and Authorized Purchasers” on page 84 is replaced with the following:

The offering of US12NG’s units is a best efforts offering. US12NG continuously offers Creation Baskets consisting of 50,000 units through the Marketing Agent, to Authorized Purchasers. Citigroup Global Markets, Inc. was the initial Authorized Purchaser. The initial Authorized Purchaser purchased the initial Creation Basket of 100,000 units at a per unit price of $50 on November 18, 2009. Through May 1, 2012, all Authorized Purchasers pay a $350 fee for each order to create one or more Creation Baskets. Beginning May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. The Marketing Agent receives, for its services as marketing agent to US12NG, a marketing fee of 0.06% on assets up to the first $3 billion and 0.04% on assets in excess of $3 billion, provided; however, that in no event may the aggregate compensation paid to the Marketing Agent and any affiliate of the General Partner for distribution-related services in connection with this offering of units exceed ten percent (10%) of the gross proceeds of this offering.

Suspension or Rejection of Redemption Orders (pages 89-90)

The second paragraph under the heading “Suspension or Rejection of Redemption Orders” is deleted and replaced with the following:

Redemption orders must be made in whole baskets. The General Partner will reject a redemption order if the order is not in proper form as described in the Authorized Purchaser Agreement or if the fulfillment of the order in the opinion of its counsel, might be unlawful. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units (i.e., two baskets) or less.

Appendix A – Glossary of Defined Terms (pages A-1 through A-3)

The definition of “Creation Basket” and “Redemption Basket” is replaced with the following:

Creation Basket: A block of 50,000 units used by US12NG to issue units.

Redemption Basket: A block of 50,000 units used by US12NG to redeem units.

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